EXHIBIT 99.1
China Hydroelectric Corporation Announces Record Results for First Quarter 2012

-	Fujian and Zhejiang precipitation for the quarter substantially exceeded average levels; Yunnan continued to experience drought conditions
-	Consolidated revenue of $22.5 million increased 105% year-over-year; adjusted EBITDA increased by 202% to $16.9 million
-	GAAP net income of $0.8 million in what is traditionally a net loss quarter due to seasonal precipitation patterns
-	Recent tariff increases at select projects to positively impact future results of operations

NEW YORK, June 14, 2012 /PRNewswire-Asia-FirstCall/ -- China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or the “Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China, today announced its financial results for the three months ended March 31, 2012.

“In light of the challenges that China Hydroelectric faced in fiscal 2011, I am gratified to report several positive developments so far in fiscal 2012,” stated Mr. John D. Kuhns, Chairman and Chief Executive Officer.

“The Company’s consolidated net revenue, gross profit, operating income and EBITDA for the first quarter of 2012, each of which represent record amounts, were positively impacted by above average precipitation experienced in the two eastern provinces of Fujian and Zhejiang. This is in stark contrast to our financial results for the first quarter of 2011 when precipitation in all four provinces where we have power projects fell well below historical average levels. Since year-to-year variations in hydrological conditions are a fundamental part of the hydroelectric power generation business, it is important to keep historical averages in mind when assessing our results of operations,” Mr. Kuhns stated.

Mr. Kuhns continued, “On another front, tariffs, or the prices that the grids pay us for the electric power we generate, have increased for six of our twenty-six power projects, which represent 21.5% of our total installed capacity. The positive effect of these six tariff increases, which range from 5.8% to 17.0%, equates to an increase in estimated net revenue and operating income in excess of $1 million annually at average precipitation levels. While we cannot predict when tariffs might be increased for our other power projects, or the magnitude thereof, we remain hopeful that we will see additional tariff increases.”

“We are encouraged by the new multibillion dollar economic stimulus program announced by the Chinese government during early 2012 and remain optimistic that this will lead to an expansion of local bank lending programs. However, the bank lending and capital markets environments for our Company continue to be problematic. While since January 1, 2012, we have been able to raise a total of $21.5 million through borrowings from banks and non-financial institutions, our continued ability to refinance a certain portion of our current bank debt and short term loans remains challenging. The consensus that domestic banks will be more active lending in 2012 than in 2011, as well as the timing and extent of such lending improvement, remains to be seen. Furthermore, our interest in obtaining financing from off-shore markets, such as Hong Kong and the United States, has not yet yielded any results,” Mr. Kuhns concluded.

General

The following table presents data concerning precipitation levels for the regions and the periods indicated. Precipitation is the principal factor affecting revenue, profitability and cash provided by operations as it determines the amount of electric power produced and sold by the Company’s hydroelectric facilities. The various provinces in which the Company operates are generally subject to different weather patterns or systems and precipitation fluctuates from region to region and quarter to quarter. On a total portfolio basis, the Company facilities experienced above average precipitation in 2010 and significantly below average precipitation in 2011.

Precipitation – Percent of Long-Term Average *

Province	Q1 2012	Q1 2011	Fiscal 2011	Fiscal 2010	Fiscal 2009

Zhejiang	164%	38%	70%	130%	91%
Fujian	130%	45%	62%	114%	75%
Yunnan	72%	100%	86%	N/M	N/M
Total Company	139%	59%	84%	120%	85%

*Source: Data collected by the Company as well as by provincial and national meteorological recording stations
N/M – Not material

The following presents certain key comparative financial and operating information:

Summary Data	Q1 2012	Q1 2011	% Change

Continuing Operations
Electricity sold (millions kWh)	434.9	232.8	87%
Effective tariff (RMB/kWh)	0.35	0.34	3%
Average effective utilization rate	37.2%	20.2%	84%
Revenues (millions)	$22.5	$11.0	105%
Gross profit (millions)	$14.0	$3.8	268%
Adjusted EBITDA (millions) (1)	$16.9	$5.6	202%
GAAP net income/(loss) (millions)	$0.8	($5.6)	(114%)
GAAP net income/(loss) per ADS	$0.01	($0.11)	(109%)
Non-GAAP net income/(loss) (millions) (2)	$1.8	($4.4)	(141%)
Non-GAAP net income/(loss) per ADS (2)	$0.03	($0.09)	(133%)

(1)	See “Net income/(loss) to adjusted EBITDA reconciliation” below
(2)	See “GAAP net income/(loss) to non-GAAP net income/(loss) reconciliation” below

First Quarter 2012 Financial and Operational Results

Revenues

Revenues, net of value added taxes, from continuing operations for the three months ended March 31, 2012 were $22.5 million, an increase of 105%, or $11.5 million, from $11.0 million for the three months ended March 31, 2011. This increase was due principally to better than average hydrological conditions in Zhejiang and Fujian provinces in the current quarter compared to the prior year quarter and a higher effective tariff rate due to the mix of revenue from the respective provinces.

The Company sold 434.9 million kWh, from continuing operations in the three months ended March 31, 2012, an increase of 202.1 million kWh, or 87%, from 232.8 million kWh sold in the three months ended March 31, 2011.

The consolidated effective utilization rate from continuing operations for the three months ended March 31, 2012 was 37.2%, compared to 20.2% in the three months ended March 31, 2011. The higher consolidated effective utilization rate in the current period was principally the result of above average precipitation in Zhejiang and Fujian provinces compared to below average precipitation in the three months ended March 31, 2011, offset by below average precipitation in Yunnan province.

The effective tariff increased from RMB 0.34/kWh in the three months ended March 31, 2011 to RMB 0.35/kWh in the three months ended March 31, 2012. The increase of 3% was due to a higher relative revenue contribution from projects located in Fujian and Zhejiang provinces, where tariffs are higher than in Yunnan province.

Cost of Revenues

Cost of revenues for the first quarter of 2012 was $8.5 million, as compared to $7.1 million for the first quarter of 2011, primarily due to an increase in our operating projects as a result of acquisitions since the first quarter of 2011. Cost of revenues as a percentage of revenues decreased to 38% for the first quarter of 2012, from 65% in the first quarter of 2011, because the percentage increase in revenue was much higher than the percentage increase in cost of revenues. The decrease of cost of revenues as a percentage of revenues is attributable to the fixed nature of expenses included in cost of revenues. Depreciation and amortization, non-cash expenses included in cost of revenues from the continuing operations, was $5.8 million for the first quarter of 2012, as compared to $5.4 million for the first quarter of 2011.

Gross Profit and Margin

Gross profit was $14.0 million for the first quarter of 2012, an increase of $10.2 million from $3.8 million in the first quarter of 2011. Gross margin for the first quarter of 2012 was 62% compared to 35% in the same period of 2011 due primarily to greater revenues from higher tariffs for projects in Fujian and Zhejiang provinces and the fixed nature of expenses included in cost of revenues.

Operating Expenses

General and administrative expenses (“G&A expenses”) for the first quarter of 2012 were $4.2 million, or 19% of revenues, compared to $5.1 million, or 46% of revenues, for the first quarter of 2011. G&A expenses decreased $0.9 million due to lower stock-based compensation expense in the current period as a result of unamortized cost of stock-based compensation pertaining to 2009 and 2010 stock option grants being written off in the fourth quarter of 2011, as well as certain cost saving measures.

Adjusted EBITDA and EBITDA Margin

Adjusted EBITDA attributable to China Hydroelectric Corporation shareholders was $16.9 million for the first quarter of 2012, compared to $5.6 million for the first quarter of 2011. Adjusted EBITDA margin increased to 75% for the first quarter of 2012, compared to 49% in the same period of 2011 due to favorable hydrological factors in Zhejiang and Fujian provinces.

Interest Expenses

Interest expense, net, was $7.9 million during the first quarter of 2012, compared to $5.3 million in the same period of 2011. The increase was primarily due to the higher balance of outstanding loans in the 2012 period due to debt assumed for a project acquired after March 31, 2011, and an increase in the average bank interest rate incurred.

GAAP and Non-GAAP Net Income / Loss

Net income attributable to China Hydroelectric Corporation shareholders and ordinary shareholders was $0.8 million in the first quarter of 2012, compared to net loss of $5.6 million in the same period in 2011 principally due to gain from sale of Yuanping and more favorable hydrological factors.

Non-GAAP net income was $1.8 million, or $0.03 net income per ADS, for the first quarter of 2012 compared to net loss of $4.4 million, or $0.09 net loss per ADS, for the first quarter of 2011. For a reconciliation between GAAP and non-GAAP earnings, see the table entitled “GAAP Net Income/(Loss) to Non-GAAP Net Income/(Loss) Reconciliation.”

Weighted average American Depository Shares used in the first quarter 2012 and 2011 earnings per share calculation were 54.0 million ADS, representing 162.0 million ordinary shares, and 51.1 million ADS, representing 153.3 million ordinary shares, respectively.

Liquidity

As of March 31, 2012, we had a working capital deficiency of $135.1 million ($138.7 million at December 31, 2011). We continue to explore various options to raise funds, including, among other things, additional asset sales, borrowings from banks and investments from private investors. However, although management remains hopeful that additional liquidity can be secured, our ability to obtain additional funding necessary to meet our debt obligations, whether through bank borrowings or otherwise, cannot be assured. While the Company continues to focus on addressing its liquidity issues, the Company’s liquidity condition continues to raise substantial doubt about its ability to remain a going concern.

Management has been closely monitoring costs and intends to restrict such costs to those expenses that are essential to our operations. Management has been actively pursuing various means of securing additional financing, including assets sales, borrowings from banks and other financial and non-financial institutions and investments from private investors. Since January 1, 2012, the Company raised a total of $21.5 million through borrowings from banks and non-financial institutions, and has benefited from the favorable effect of above average precipitation on revenue and cash flow. However, we cannot make any assurances that our cost reduction efforts will be effective or that any additional financing will be completed on a timely basis, on acceptable terms or at all. In the event that we fail to raise funds sufficient to meet our liquidity needs, we may be forced to substantially curtail our operations or otherwise take measures that would materially and adversely affect our business, results of operations and business prospects.

Our financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. Should the going concern assumption not be appropriate and we are not able to realize our assets and settle our liabilities, commitments and contingencies in the normal course of operations, adjustments would be required to our consolidated financial statements to the amounts and classifications of assets and liabilities, and these adjustments could be significant.

Business Updates

The following table shows the power projects acquired and sold since the end of the first quarter of 2011.

Project Name	Date Acquired/Sold	Capacity

Dazhaihe acquisition (100% interest)	April 10, 2011	15.0 MW
Yuanping sale (100% interest)	March 2, 2012	(16.0 MW	)

Net change in capacity		(1.0 MW	)

The sale of the Yuanping power project resulted in a gain of $1.84 million.

The Company has entered into a non-binding Memorandum of Understanding with and received a refundable deposit from a third party in connection with the sale of a certain power project. If the sale is consummated, we expect it will provide estimated net cash proceeds of $45 million, which we believe would be sufficient to meet the Company’s liquidity needs described above. The prospective purchaser is presently conducting engineering, legal and financial due diligence. It is anticipated that definitive agreements in connection with the proposed sale may be signed in July 2012.

Business Outlook for Full Year 2012

As of the date of this release, rainfall in the second quarter of 2012 has been well above that of the same period in 2011 and more in line with above average level we experienced in 2010, particularly in Fujian and Zhejiang provinces, our higher tariff regions. However, the impact the rest of the year’s rainfall will have on the Company’s full year results remains uncertain at this time as the precipitation levels in the upcoming quarters are not known.

Non-GAAP Net Income Figures

Non-GAAP net income for the first quarter of 2011 and 2012, excludes the following non-cash charges: stock-based compensation expenses; exchange gains or losses and the change in fair value of warrant liabilities. A reconciliation of GAAP and non-GAAP items is provided in the table entitled “GAAP Net Income/(Loss) to Non-GAAP Net Income/(Loss) Reconciliation.”

Net Income to Adjusted EBITDA Reconciliation

Adjusted EBITDA is defined by the Company as earnings before interest, taxes, depreciation and amortization and excluding certain non-cash charges, including: stock-based compensation expenses, exchange losses, change in fair value of warrant liabilities. For further details, see the table entitled “Net income/(loss) to adjusted EBITDA reconciliation.”

Conference Call

China Hydroelectric will host a conference call at 6:00 am (Pacific) / 9:00 am (Eastern) / 9:00 pm (Beijing/Hong Kong) on Friday, June 15, 2012 to discuss its first quarter 2012 financial results and recent business activities. To access the live teleconference, please dial (US) +1-877-941-1427 or (International) +1-480-629-9664, and enter pass code 4543099. This call is being webcast by ViaVid Broadcasting and can be accessed by clicking on this link: http://public.viavid.com/index.php?id=100626, or at ViaVid’s website at http://www.viavid.net.

A playback will be available through June 29, 2012, by dialing (US) +1-877-870-5176 or (International) +1-858-384-5517 and entering the pass code 4543099.

About China Hydroelectric

China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”) is an owner and operator of small hydroelectric power projects in the People’s Republic of China. Through its geographically diverse portfolio of operating assets, the Company generates and sells electric power to local power grids. Led by an international management team, the Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. The Company currently owns 26 operating hydropower stations in China with total installed capacity of 547.8 MW, of which it acquired 22 operating stations and constructed four. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan. Hydropower is an important factor in meeting China’s electric power needs, accounting for approximately 22% of total nation-wide capacity.

Cautionary Note Regarding Forward-looking Statements and Weather Data

Statements contained herein that address operating results, performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-looking statements include, among other things, statements relating to the Company’s business strategies and plan of operations, the Company’s ability to acquire hydroelectric assets, the Company’s capital expenditure and funding plans, the Company’s operations and business prospects, projects under development, construction or planning and the regulatory environment. The forward-looking statements are based on the Company’s current expectations and involve a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control, which may cause actual results, performance or achievements to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the factors that could cause actual results to materially differ include: supply and demand changes in the electric markets, changes in electricity tariffs, hydrological conditions, the Company’s relationship with and other conditions affecting the power grids we service, the Company’s production and transmission capabilities, availability of sufficient and reliable transmission resources, our plans and objectives for future operations and expansion or consolidation, interest rate and exchange rate changes, the effectiveness of the Company’s cost-control measures, the Company’s liquidity and financial condition, environmental laws and changes in political, economic, legal and social conditions in China, and other factors affecting the Company’s operations that are set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission (the “SEC”) on April 27, 2012 and in the Company’s future filings with the SEC. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This release also contains statistical data and estimates that we obtained from provincial and national meteorological recording stations. Although we believe that this data is reliable and consistent with our experience, we have not independently verified it.

Interim Financial Information

This release contains unaudited financial information which in the opinion of management includes all adjustments and normal accruals necessary for a fair presentation of financial position and the comparative results of operations and cash flows which are subject to year-end audit adjustments which could be significant. Results of operations for interim periods are not necessarily indicative of those to be achieved or expected for the entire year. Certain information and footnote disclosures, normally included in financial statements prepared in accordance with Generally Accepted Accounting Principles (“GAAP”), have been condensed or omitted.

About Non-GAAP Financial Measures

To supplement China Hydroelectric consolidated financial results presented in accordance with GAAP, China Hydroelectric uses non-GAAP net income and adjusted EBITDA, which are non-GAAP financial measures. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Net income/(loss) to adjusted EBITDA reconciliation” and “GAAP Net Income/(Loss) to Non-GAAP Net Income/(Loss) Reconciliation” below.

China Hydroelectric believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses that may not be indicative of its operating performance and financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to China Hydroelectric historical performance and liquidity. China Hydroelectric has computed its non-GAAP financial measures using methods consistent with the Company’s annual report on Form 20-F. We believe these non-GAAP financial measures are useful for investors because they permit greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that they exclude certain charges that have been and may continue for the foreseeable future to be significant expenses in the Company’s results of operations.

For further information, please contact:

Company:	Investor Relations firm:

John E. Donahue, VP of Investor Relations	Scott Powell, Senior Vice President
China Hydroelectric Corporation	MZ Group
Phone: +1-646-467-9810	Phone: +1-212-301-7130
Email: john.donahue@chinahydroelectric.com	Email: scott.powell@mzgroup.us

CHINA HYDROELECTRIC CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In US$ 000’s, except for share and per share data)

	Three Months Ended

	March 31, 2012	March 31, 2011

Continuing Operations:
Revenues	22,528	10,978
Cost of revenues	(8,505)	(7,148)

Gross profit	14,023	3,830

Operating expenses
General and administrative expenses	(4,181)	(5,092)

Total operating expenses	(4,181)	(5,092)

Operating income (loss)	9,842	(1,262)

Interest income	8	33
Interest expense	(7,911)	(5,305)
Changes in fair value of warrant liabilities	(1,009)	—
Exchange loss	(11)	(286)
Other (loss) income, net	(143)	223

Income (Loss) before income tax expenses	776	(6,597)

Income tax expense	(1,447)	690

Net loss from continuing operations	(671)	(5,907)

Net income from discontinued operations	1,383	77

Net income (loss)	712	(5,830)

Net loss attributable to noncontrolling interests	73	220

Net income (loss) attributable to China Hydroelectric Corporation shareholders	785	(5,610)

- Continuing operations	(598)	(5,687)

- Discontinued operations (including gain on disposal of $1,838, operating income before tax of $1 and income tax expense of $456 for the end of March 31, 2012)	1,383	77

Other comprehensive income (loss), net of taxes
Foreign currency translation adjustments	(389)	4,229

Total other comprehensive (loss) income	(389)	4,229

Total comprehensive income(loss)	323	(1,601)
Total comprehensive loss attribute to noncontrolling interest	87	220

Total comprehensive income(loss) attribute to China Hydroelectric Corporation shareholders	410	(1,381)

GAAP net income (loss) per ADS - basic and diluted	0.01	(0.11)
From continuing operation	(0.01)	(0.11)
From discontinued operation	0.02	0.00
GAAP net income (loss) per share - basic and diluted	0.00	(0.04)

From continuing operation	(0.01)	(0.04)

From discontinued operation	0.01	0.00

Weighted average American Depository Shares - basic and diluted	53,996,366	51,098,505
Weighted average ordinary shares - basic and diluted	161,989,097	153,295,516

CHINA HYDROELECTRIC CORPORATION
GAAP NET INCOME/(LOSS) TO NON-GAAP NET INCOME/(LOSS)RECONCILIATION
(In US $ 000’s)

	Three Months Ended

	March 31, 2012	March 31, 2011

Net income (loss) attributable to ordinary shareholders	785	(5,610)
Non-GAAP adjustments:
Stock-based compensation expense (1)	—	920
Exchange loss	11	286
Change in fair value of warrant liabilities (2)	1,009	—

Non-GAAP net income (loss)	1,805	(4,404)

Non-GAAP net income (loss) per ADS – basic and diluted (3)	0.03	(0.09)
From continuing operation	0.01	(0.09)
From discontinued operation	0.02	0.00
Non-GAAP net income (loss) per ordinary share – basic and diluted	0.01	(0.03)
From continuing operation	0.00	(0.03)
From discontinued operation	0.01	0.00

Weighted average American depository shares – basic and diluted	53,996,366	51,098,505
Weighted average ordinary shares – basic and diluted	161,989,097	153,295,516

(1) Stock-Based Compensation Related Items: We provide non-GAAP information relative to our expense for stock-based compensation. We include stock-based compensation expense in our GAAP financial measures in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Compensation – Stock Compensation (“FASB ASC Topic 718”). Because of varying available valuation methodologies, subjective assumptions and the variety of award types, which affect the calculations of stock-based compensation, we believe that the exclusion of stock-based compensation allows for more accurate comparisons of our operating results to our peer companies. Stock-based compensation is very different from other forms of compensation. The expense associated with granting an employee a stock option is spread over multiple years unlike other compensation expenses which are more proximate to the time of award or payment. For example, we may recognize expense on a stock option in a year in which the stock option is significantly underwater and typically would not be exercised or would not generate any compensation for the employee. The expense associated with an award of a stock option for 1,000 shares of stock by us in one quarter, for example, may have a very different expense than an award of an identical number of shares in a different quarter. Further, the expense recognized by us for such an option may be very different than the expense recognized by other companies for the award of a comparable option. This makes it difficult to assess our operating performance relative to our competitors. Because of these unique characteristics of stock-based compensation, management excludes these expenses when analyzing the organization’s business performance. We also believe that presentation of such non-GAAP information is important to enable readers of our financial statements to compare current period results with future periods.

(2) Warrant liabilities Related Items: We provide non-GAAP information relative to the change in fair value of warrant liabilities. We include the change in fair value of warrant liabilities in our GAAP financial measures in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 815, Derivatives and Hedging (“FASB ASC Topic 815”). Because of varying available valuation methodologies, and subjective assumptions, which affect the calculations of the change in fair value of warrant liabilities, we believe that the exclusion of the change in fair value of warrant liabilities allows for more accurate comparisons of our operating results to our peer companies. Because of the characteristics of warrant liabilities, management excludes the change in fair value when analyzing the organization’s business performance. We also believe that presentation of such non-GAAP information is important to enable readers of our financial statements to compare current period results with future periods.

(3) The Company’s American depository shares (“ADS”) convert to ordinary shares at a rate of one ADS to three ordinary shares.

(4) All the reconciliation items are attributed to China Hydroelectric Corporation shareholders.

CHINA HYDROELECTRIC CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(In US $ 000’s)

	As of March 31, 2012	As of December 31, 2011

	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	4,216	8,391
Accounts receivable (net of allowance for doubtful accounts of US$nil as of March 31, 2012 and December 31, 2011)	13,868	4,246
Deferred tax assets	1,884	1,799
Prepayments and other current assets (net of provision for impairment allowance of US$714 as of March 31, 2012 and December 31, 2011)	15,430	2,999
Assets classified as held-for-sale	—	21,693

Total current assets	35,398	39,128

Non-current assets:
Property, plant and equipment, net	578,053	580,964
Land use right, net	50,425	50,666
Intangible assets, net	5,744	5,788
Goodwill	135,793	135,651
Deferred tax assets	1,546	1,767
Other non-current assets	724	951

Total non-current assets	772,285	775,787

TOTAL ASSETS	807,683	814,915

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	3,996	5,251
Short-term loans	23,609	20,881
Current portion of long-term loans	51,467	51,651
Amounts due to related parties	12,342	12,174
Accrued expenses and other current liabilities	77,258	75,002
Deferred tax liabilities	400	536
Warrant liabilities	1,448	440
Liabilities directly associated with the assets classified as held-for-sale	—	11,920

Total current liabilities	170,520	177,855

Non-current liabilities:
Long term loans	215,370	215,382
Deferred tax liabilities	26,381	26,563
Other non-current liabilities	210	237

Total non-current liabilities	241,961	242,182

TOTAL LIABILITIES	412,481	420,037

Shareholders’ equity
Ordinary shares (par value US$0.001 per share, 400,000,000 shares authorized as of March 31, 2012, and December 31, 2011; 161,989,097 shares issued and outstanding as of March 31, 2012 and December 31, 2011)	162	162
Additional paid in capital	509,499	509,499
Accumulated other comprehensive income	42,593	42,968
Accumulated deficit	(157,444)	(158,229)

Total China Hydroelectric Corporation shareholders’ equity	394,810	394,400
Noncontrolling interests	392	478

TOTAL SHAREHOLDER’S EQUITY	395,202	394,878

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	807,683	814,915

CHINA HYDROELECTRIC CORPORATION
NET INCOME/(LOSS) TO ADJUSTED EBITDA RECONCILIATION

	Three Months Ended

	March 31, 2012	March 31, 2011

Net income/(loss) attributable to China Hydroelectric
Corporation shareholders	785	(5,610)
Interest expense, net	7,704	5,072
Other non cash charges, including exchange loss, change in fair value of warrant liabilities, and stock-based compensation expense	1,020	1,206
Income tax expense	1,445	(684)
Interest expense, income tax expense, depreciation and amortization related to discontinued operations	229	338
Depreciation of property, plant and equipment and amortization of land use rights and intangible assets	5,671	5,302

EBITDA, attributable to China Hydroelectric Corporation shareholders, as adjusted	16,854	5,624

EBITDA margin attributable to China Hydroelectric Corporation shareholders, as adjusted	75%	49%

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization and certain non-cash charges including exchange loss, change in fair value of warrant liability, stock-based compensation, bad debt, impairment loss on long-lived assets, and impairment loss on goodwill. We believe that EBITDA is widely used by other companies in the power industry and may be useful to investors as a measure of the Company’s financial performance. Given the significant investments that we have made in net property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of the Company’s cost structure. We believe that EBITDA will provide a useful tool for comparability between periods because it eliminates depreciation and amortization expenses attributable to capital expenditures and business acquisitions. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

All the reconciliation items are attributed to China Hydroelectric Corporation shareholders.

EBITDA margin attributable to China Hydroelectric Corporation shareholders, as adjusted, is calculated by dividing the period’s EBITDA by net revenue including discontinued operations.

CHINA HYDROELECTRIC CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US $ 000’s)

	Year Ended

	March 31, 2012	March 31, 2011

Cash flows from operating activities:
Net income (loss)	712	(5,830)
Adjustments to reconcile net income (loss) to net cash generated from operating activities:
Depreciation of property, plant and equipment and amortization of land use rights and intangible assets	5,979	5,665
Deferred income taxes	(58)	(830)
Changes in fair value of warrant liabilities	1,009	—
Amortization of debt issuance costs	15	5
Stock-based compensation expense	—	920
Loss from disposal of property, plant and equipment	315	52
Exchange loss	11	286
Gain from discontinue operation/Share of losses in an equity investee	(1,383)	—
Net pension cost recognized	(60)	—
Amortization of Government Grant	(1)	—
Changes in operating assets and liabilities:
Accounts receivable	(9,696)	(855)
Prepayments and other current assets	(1,721)	(76)
Other non-current assets	148	(480)
Accounts payable	(320)	(170)
Other non-current liabilities	(577)	—
Accrued expenses and other current liabilities	(2,361)	(1,850)

Net cash generated from operating activities	(7,988)	(3,163)

Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired	(1,191)	(11,306)
Cash deposit for potential acquisitions	—	(2,669)
Acquisition of property, plant and equipment	(2,875)	(382)
Proceeds from disposal of property, plant and equipment	117	—
Payment to contractors for construction projects	(973)	(321)

Net cash used in investing activities	(4,922)	(14,678)

Cash flows from financing activities:
Proceeds from short-term loans	4,088	—
Proceeds from long-term loans	1,588	41,565
Proceeds from loans from related parties	159	—
Proceeds from loans from third parties	6,352	—
Purchase of subsidiary shares from non-controlling interests	—	(1,204)
Repayment of short-term loans	(1,383)	(9,105)
Repayment of long-term loans	(2,064)	(26,709)
Proceeds from loans from related parties	—	(2,297)

Net cash provided by financing activities	8,740	2,250

Net (decrease) in cash and cash equivalents	(4,170)	(15,591)

Effect of changes in exchange rate on cash and cash equivalents	(16)	(766)

Cash and cash equivalents at the beginning of the year	8,402	33,457

Cash and cash equivalents at the end of the year	4,216	17,100